Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CHANGE OF COMPANY SECRETARY

The board of directors (the “Board”) of Zhihu Inc. (the “Company”) announces that Mr. Peng Qi has resigned as a joint company secretary of the Company as he accepted another employment opportunity. Mr. Qi has confirmed that he has no disagreement with the Board and there is no other matter relating to his resignation that needs to be brought to the attention of the Company’s shareholders. The Board would like to take this opportunity to express their sincere gratitude to Mr. Qi for his valuable contributions to the Company.

Upon resignation of Mr. Qi, Ms. Yee Wa Lau, the current joint company secretary of the Company, will continue to serve as the company secretary of the Company. Ms. Lau possesses the professional qualifications as stipulated in Rule 3.28 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, November 1, 2022

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.